FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of January 2, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris completes acquisition of IPSCO Tubulars from TMK.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris completes acquisition of IPSCO Tubulars from TMK

Luxembourg, January 2, 2020 – Tenaris S.A. (NYSE, Mexico: TS and MTA Italy: TEN) announced today the completion of its previously announced acquisition of IPSCO Tubulars, Inc., a U.S. manufacturer of steel pipe, from PAO TMK. The acquisition price was determined on a cash-free, debt-free basis, and the final amount paid in cash, following contractual adjustments, was US$1,067 million (including approximately US$220 million in working capital). Tenaris will consolidate IPSCO’s balance sheet and results of operations in its consolidated financial statements beginning in the first quarter of 2020.

In connection with the closing of the transaction, the parties entered into a 6-year master distribution agreement whereby, beginning on January 2, 2020, Tenaris will be the exclusive distributor of TMK’s OCTG and line pipe products in the United States and Canada.

“The IPSCO acquisition marks a new chapter in our U.S. expansion and represents another milestone in Tenaris’s history. Together, we are uniquely positioned to serve the U.S. oil and gas industry, with an extensive geographic deployment throughout North America and an unmatched product range,” said Paolo Rocca, Chairman and CEO of Tenaris.

Tenaris’s existing U.S. industrial and service network - located primarily in the south – is complemented by IPSCO’s facilities located mainly in the mid western and northeastern regions of the country. IPSCO’s steel shop in Koppel, PA, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. Its Ambridge, PA, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas.

“With IPSCO, we will be able to strengthen our Rig Direct® offering with shorter lead times and more responsive service capabilities,” added Rocca. “We look forward to integrating IPSCO’s team and serving our customers more efficiently.”

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.